Delisting Determination, The Nasdaq Stock Market, LLC, November 7, 2025, Spring Valley Acquisition Corp. II.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Spring Valley Acquisition Corp. II effective at the opening of the trading session on November 24, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.The Company was notified of the Staff determination on October 14, 2025.
The Company did not file an appeal.
The Company securities were suspended on October 21, 2025. The
Staff determination to delist the Company securities became final on October 21, 2025.